SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended May 31, 1998
                         Commission file number 0-5131

             Art's Way Manufacturing Co., Inc. 401(k) Savings Plan
                           (Full title of the plan)

                       Art's Way Manufacturing Co., Inc.
                            (Issuer of securities)

                      P.O. Box 288, Armstrong.  IA 50514
                    (Address of principal executive office)

                             Required Information

Enclosed are the plan financial statements and schedules as of May 31, 1998 and 1997 and for each of the years in the three year period ended
May 31, 1998 prepared in accordance with financial reporting requirements of ERISA.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

11/30/98          Art's-Way Manufacturing Co., Inc. 401 (k) Savings Plan
(Date)                             (Name of Plan)


                                       /s/ William T. Green
                                           Executive Vice President


                      ART'S-WAY MANUFACTURING CO., INC.
                               SAVINGS PLAN

Table of Contents
                                                           Page

Independent Auditors' Report	                               1

Financial Statements:

   Statements of Net Assets Available for Benefits	         2

   Statements of Changes in Net Assets Available for
    Benefits with Fund Information                          3

Notes to Financial Statements				                           6

Schedules:

    I - Item 27a - Assets Held for Investment Purposes      11

    2 - Item 27d - Reportable Transactions                  12


KPMG Peat Marwick LLP
Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

                         Independent Auditors' Report

Plan Administrator of Art's-Way
   Manufacturing Co., Inc. Savings Plan:

We have audited the financial statements of Art's-Way Manufacturing Co., Inc. Savings Plan as of May 31, 1998 and 1997, and for each of the years in the three-year period ended May 31, 1998, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Art's-Way Manufacturing Co., Inc. Savings Plan as of May 31, 1998 and 1997, and the changes in net assets available for benefits for each of the years in the three-year period ended May 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     KPMG Peat Marwick LLP
November 18, 1998



ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Net Assets Available for Benefits
May 31, 1998 and 1997
		                                                 1998	        1997
Assets:
  Investments:
  Principal Mutual Life Insurance Company -
   deposit contract,
   at contract value (cost: 1998, $4,157,128;
   1997, $3,838,885) 	                           $4,157,128    3,838,885

   At fair value:
   Money Market Fund (cost: 1998, $85,389;
    1997, $66,856)				                               91,397       70,103
   Small Company Blend Fund
     (cost: 1998, $145,963; 1997, $0_               147,070         -
   International Stock Fund
     (cost: 1998, $10,542; 1997, $0)                 11,741         -
   Shares of registered investment companies:

   Washington Mutual Investment Fund
   (cost: 1998, $1,904,562; 1997, $1,403,662)     3,258,203    2,246,527

   Income Fund of America (cost: 1998, $1,114,130;
     1997, $842,612)                              1,382,527    1,044,876

   U. S. Government Fund (cost: 1998, $167,350;
     1997, $144,102)	                               166,892      140,097

   Art's-Way Common Stock Fund
     (cost: 1998, $97,405;
	    1997, $249,531)	                               146,841      310,904

   Participant loans, at unpaid balance             193,995      148,377

Contributions receivable:
   Employer			                                     			1,908        -
   Employee                                           3,838        -

Net assets available for benefits                $9,561,540    7,799,769

See accompanying notes to financial statements.


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits with Fund Information

Years ended May 31, 1998, 1997 and 1996

        		     Principal
		              Life
		              Ins.              Small  Inter-   Wash.   Income
		              Co.       Money   Co.    national Mutual   Fund       U.S.
		            Deposit     Market  Blend   Stock    Inv.     of    Government
	1998         Contract     Fund   Fund     Fund    Fund   America    Fund

Additions to net assets
 attributed to:
Investment income:
Net appreciation
in fair value of
 investments	  $     -      -     19,758   1,326   561,412   89,582     -
Interest income   256,917  8,372    -       -         -        -       3,544
Dividend income     -       -       -       -       42,761   62,047    8,479
Capital gains       -       -       -       -      157,281  160,620    2,290

Net investment
 income           256,917   8,372  19,758   1,326   761,454  312,249   14,313

Contributions:
Employer           56,518   2,830   3,725   2,038    37,289   17,404    3,753
Employee          109,860   8,673  19,207   7,322    86,645   38,296    6,647

Total contributions
                  166,378  11,503  22,932   9,360   123,934   55,700   10,400

 Interfund transfers,
  net	             56,149   1,891 104,492   1,055   146,798   (7,166)   2,108

Total additions   479,444  21,766 147,182  11,741 1,032,186  360,783   26,821

Deductions from net
 assets attributed to:
 Administrative
  expenses          2,023     219     112     -          145      -       -
Benefits paid to
  participants	   159,178     253      -      -       20,365   23,132     26

Total deductions  161,201     472     112     -       20,510   23,132     26

Net increase
   (decrease)     318,243  21,294 147,070  11,741  1,011,676  337,651  26,795

Net assets available for
 benefits:
Beginning of year
                3,838,885  70,103    -       -     2,246,527 1,044,876 140,097

End of year    $4,157,128  91,397 147,070  11,741  3,258,203 1,382,527 166,892

                                                             (Continued Below)

  	                          Art's-Way
		                            Common
		                            Stock     Loan
	1998                          Fund     Fund        Other        Total

Additions to net assets
 attributed to:
Investment income:
Net appreciation
in fair value of
 investments	                 149,519      -         -          821,597
Interest income                  -       14,935      -          283,768
Dividend income                  -         -         -          113,287
Capital gains                    -         -         -          320,191

Net investment
 income                       149,519    14,935      -        1,538,843

Contributions:
Employer                        6,226      -       1,908       131,691
Employee                       16,267      -       3,838       296,755
Total contributions            22,493      -       5,746       428,446

 Interfund transfers,
  net                        (336,010)  30,683      -             -

Total additions              (163,998)  45,618     5,746     1,967,289

Deductions from net
 assets attributed to:
 Administrative
  expenses                       -        -         -            2,499
Benefits paid to
  participants                    65      -         -          203,019
Total deductions                  65      -         -          205,518
Net increase
   (decrease)                (164,063)  45,618     5,746     1,761,771

Net assets available for
 benefits:
Beginning of year             310,904  148,377      -        7,799,769
End of year                $  146,841  193,995     5,746     9,561,540


           		  Principal
		             Life
           		  Ins.             Wash.  Income        Art's-Way
		             Co.      Money   Mutual  Fund    U.S.  Common
           		  Deposit  Market  Inv.     of     Govt. Stock   Loan
	1997          Contract  Fund   Fund   America  Fund   Fund   Fund   Total

Additions to net assets
 attributed to:
Investment income:
Net appreciation
in fair value of
 investments	$    -     -     97,164   1,685     -    83,303   -     182,152
Interest income 244,379 3,192    -       -      1,174   -    11,663  260,408
Dividend income   -     -     47,848  34,582    9,098   -      -      91,528
Capital gains     -     -    347,472  68,058     -      -      -     415,530

Net investment
 income        244,379 3,192 492,484 104,325   10,272 83,303 11,663  949,618

Contributions:
Employee        90,326 1,881  58,707  33,237    6,382  8,664    -    199,197

Interfund
 transfers,net
              (261,576) 42,255 72,277 54,693 (23,907) 73,508 42,750     -

Total additions 73,129 47,328 623,468 192,255 (7,253)165,475 54,413 1,148,815

Deductions from net
 assets attributed to:
 Administrative
  expenses       2,891     48     225     -      -      -       -       3,164
Benefits paid to
  participants 183,356 12,676  18,220  12,354 20,711  1,963     -     249,280

Total deductions
               186,247 12,724  18,445  12,354 20,711  1,963     -     252,444
Net increase
   (decrease) (113,118)34,604 605,023  179,901(27,964)163,512 54,413  896,371

Net assets available for
 benefits:
Beginning 3,952,003 35,499 1,641,504  864,975 168,061 147,392 93,964  6,903,398
 of year
End of   $3,838,885 70,103 2,246,527 1,044,876 140,097 310,904 148,377 7,799,769
 year
                                                             (Continued)
	           Principal
	          	Life
	           	Ins.             Wash.   Income         Art's-Way
           		Co.       Money  Mutual   Fund   U.S.   Common
           		Deposit   Market Inv.      of    Govt.  Stock    Loan
	1996       Contract   Fund  Fund     America Fund    Fund    Fund   Total

Additions to net assets
 attributed to:
Investment income (loss):
Net appreciation (depreciation)
in fair value of
 investments
        $     -       -    250,317  85,966      -    (22,319)  -   313,964
Interest income
           261,212   7,801    -       -         232     -      -   269,245
Dividend income
              -       -     42,621  44,691   12,039     -      -    99,351
Capital gains -       -     73,196   9,412     -        -      -    82,608

Net investment
 income (loss)
           261,212  7,801  366,134 140,069   12,271  (22,319)  -   765,168

Contributions:
Employer     1,339   -         398     284      111       25   -     2,157
Employee    77,978    509   40,165  30,956   12,247    3,831   -   165,686

Total
Contributions
            79,317    509   40,563  31,240   12,358    3,856   -   167,843

Interfund
 transfers,net
            84,024 73,024 (142,639)(148,996)(17,464)  58,087 93,964    -

Total additions
           424,553 81,334  264,058   22,313   7,165  39,624 93,964 933,011
Deductions from net
 assets attributed to:
 Administrative
  expenses     240     23     -        -        -       -      -        263
Benefits paid to
  participants
         	 252,208 146,362  43,597   11,093   8,958      38    -    462,256

Total deductions
          252,448 146,385  43,597   11,093    8,958      38    -    462,519

Net increase
   (decrease)
          172,105 (65,051) 220,461  11,220  (1,793)  39,586 93,964  470,492

Net assets available for
 benefits:
Beginning of year
        3,779,898 100,550 1,421,043 853,755 169,854 107,806    -   6,432,906
End of year
       $3,952,003  35,499 1,641,504 864,975 168,061 147,392 93,964 6,903,398


See accompanying notes to financial statements


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Notes to Financial Statements
May 31, 1998 and 1997

(1)  Significant Accounting Policies

(a) Nature of Operations

Art's-Way Manufacturing Co., Inc. (the Company) is a manufacturer of specialized farm machinery, equipment, garden and recreational products which it markets under its own and private labels.

(b) Basis of Presentation

The accompanying financial statements of the Art's-Way Manufacturing Co., Inc. Savings Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets in accordance with generally accepted accounting principles.

(c) Investment Valuation and Income Recognition

Investments in securities (funds) are stated at fair value which is based on quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan entered into a fully benefit-responsive investment contract with Principal Mutual Life Insurance Company (Sponsor). The contract is included in the financial statements at contract value, as reported to the Plan by the Sponsor, because it is fully benefit responsive. The Sponsor maintains the contributions in a pooled account. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals. The account is credited with earnings based on rates established annually by the Sponsor.

Purchase and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses

Substantially all of the administrative fees and expenses of the Plan are paid for by the Company.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(g) Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(2)  Plan Description

The following is a summary of the Plan. The more significant Plan provisions are addressed below. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution investment plan sponsored and administered by the Company for its employees. Management believes the Plan is in compliance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Under terms of the Plan, an employee becomes eligible to participate after receiving credit for six months of service, as defined.

(b) Participant Contributions

Upon enrollment in the Plan, a participant may direct employee contributions in any of the eight investment options. A participant may make deductible voluntary contributions of not less than 4% under a salary deferral agreement. The Plan also provides for rollovers of lump-sum distributions by participants from certain individual retirement accounts or a qualified 401(k) plan.

(c) Employer Contributions

The employer will make matching contributions at a discretionary percent and, at its sole discretion, may make discretionary contributions.

When the employer makes a matching contribution, it is added to the accounts of those participants who have made voluntary contributions for the year, as noted above. The matching contribution under the Plan shall be equal to a discretionary percentage of the participant's salary reductions as determined by the employer.

The employer's discretionary contribution is shared by all Plan members, whether or not they have made voluntary contributions, based on the member's compensation compared to all participants' combined compensation and years of service.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of the Plan's net increase in net assets available for benefits corresponding to the participant's investment elections. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures are credited to participant accounts based on a specified formula.

(e) Vesting

Participants' voluntary contributions are immediately vested. Vesting in the remainder of their accounts is based on credited years of service, as defined. A participant is 100% vested after six credited years of service.

(f) Participant Loans

The Plan allows employees who have at least six months of service to borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the Sponsor's revolving credit facility plus 1% (9.25% to 9.50% at May 31, 1998), and are valued at the unpaid balance which approximates fair market value. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction from one to five years. Loan transactions are treated as a transfer to (from) the loan fund from
(to) the investment funds.

(g) Payment of Benefits

During an employees' active career with the Company, part or all of a participant's contributions and fund earnings may be withdrawn due to hardship and based on Plan limitations. Such hardship withdrawals are permitted when conditions as specified by the Plan are met and are subject to limits allowed by law.

Upon termination, disability, retirement or death, all amounts attributed to a participant's account may be withdrawn. The accumulated balances are generally distributed in the form of a lump-sum settlement unless an election for installment payments has been made by the employee prior to retirement or death.

(h) Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the eight investment options:

       - Principal Life Insurance Company - deposit contract - funds are invested in an investment contract with the Sponsor. The objective of this fund is the preservation of capital. Contributions are guaranteed an interest rate for a specified period of time.

       - Money Market Fund - funds are invested with the Sponsor in a pooled separate account that includes high quality commercial paper. The objective of this fund is the preservation of capital.

       - Small Company Blend Fund - funds are invested in stocks of smaller, seasoned companies where potential for long-term growth is expected to be above average.

       - International Stock Fund - funds are invested in common stocks of corporations located outside the United States. Countries and industries are selected after evaluating the economic, social, and political factors of each market.

       - Washington Mutual Investment Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks. The fund's objective is current income and capital growth.

       - Income Fund of America - funds are invested in shares of a registered investment company that invests mainly in common stocks and corporate and government bonds. The fund's objective is current income and, secondarily, growth of capital.

       - US. Government Fund - funds are invested in shares of a registered investment company that invests mainly in government-backed securities. The fund's objective is current income with a preservation of capital.

       - Art's- Way Common Stock Fund - funds are invested in common stock of the Company.

Participants may change their investment options quarterly and may invest in more than one investment option.

(3)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)  Investments

The cost and fair value of the investments maintained by the Plan are as follows:

	Name of issuer		                       1998		               1997
	and title of issue	                Cost   	Fair value   Cost     Fair value

  Principal Mutual Life Insurance
   Company - deposit contract	  $ 4,157,128	4,157,128  3,838,885   3,834,421
  Money Market Fund	                 85,389	   91,397     66,856      70,103
  Small Company Blend Fund          145,963   147,070       -           -
  International Stock Fund           10,542    11,741       -           -
  American Funds Group:
  Washington Mutual Investment Fund
                                  1,904,562	3,258,203  1,403,662   2,246,527
  Income Fund of America	         1,114,130	1,382,527    842,612   1,044,876
  U.S. Government Fund              167,350	  166,892    144,102     140,097
  Art's-Way Common Stock Fund        97,405   146,841    249,531     310,904
  Participant loans	                193,995	  193,995    148,377     148,377

                                $ 7,876,464 9,555,794  6,694,025   7,795,305


(5)  Net Assets Available for Benefits

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 at May 31, 1998 and 1997:

                                                  1998      1997

Net assets available for benefits per the
financial statements	                        $ 9,561,540	 7,799,769
Decrease in fair value of insurance contract	       -   	    (4,464)

Net assets available for benefits per
 Form 5500	                                  $ 9,561,540	 7,795,305



ART'S-WAY MANUFACTURING CO., INC.                                Schedule I
SAVINGS PLAN
Item 27a - Assets Held for Investment Purposes
May 31, 1998 and 1997
                        			             1998			                  1997
              		                  Cost	    Fair value	      Cost    Fair value

Principal Mutual Life Insurance
 Company - deposit contract    $4,157,128   4,157,128     3,838,885   3,834,421

Money Market Fund                  85,389      91,397	       66,856      70,103
Small Company Blend Fund          145,963     147,070          -           -
International Stock Fund           10,542      11,741          -           -
American Fund Groups:
Washington Mutual
 Investment Fund                1,904,562   3,258,203     1,403,662   2,246,527
Income Fund of America          1,114,130   1,382,527       842,612   1,044,876
U.S. Government Fund              167,350     166,892       144,102     140,097
Art's-Way Common Stock Fund*       97,405     146,841       249,531     310,904
Participant loans                 193,995     193,995       148,377     148,377

              		               $7,876,464   9,555,794     6,694,025   7,795,305
*Party in interest

See accompanying independent auditors' report.


ART'S-WAY MANUFACTURING CO., INC.                              Schedule 2
SAVINGS PLAN
Item 27d - Reportable Transactions
For the years ended May 31, 1998 and 1997

       		                    Purchase    Selling	  Cost of	      Net
	Description of assets	       price	      price	   asset      gain (loss)

 Year ended May 31,1998

Principal Financial Group:
  Guaranteed Interest Fund  $1,350,639      -     1,350,639       -
  Guaranteed Interest Fund        -    1,266,380  1,266,380       -
  Washington Mutual
    Investment Fund            543,311      -	      543,311	      -
  Washington Mutual
    Investment Fund               -       73,961     42,411     31,550
  Income Fund of America       363,022      -       363,022       -
  Income Fund of America          -      112,379     91,503     20,876
  Art's-Way Stock Fund          52,075      -        52,075       -
  Art's-Way Stock Fund            -      365,657    204,200    161,457

 Year ended May 31, 1997

Principal Financial Group:
  Guaranteed Interest Fund  $  528,991      -       528,991       -
  Guaranteed Interest Fund        -      878,523    878,523       -
  Washington Mutual
    Investment Fund            372,586      -	      372,586     	 -
  Washington Mutual
    Investment Fund               -      115,035     74,412     40,623

See accompanying independent auditors' report.